Exhibit 99.4

CONSENT of QUALIFIED PERSON

I, Charles Daniel Campbell, P. E., consent to the public filing of the technical report titled South West Arkansas Project Pre-Feasibility Study and dated 18th September 2023 (the 'Technical Report 09/2023") by Standard Lithium Ltd and any extracts from or a summary of the Technical Report 09/2023.

I certify that I have read the press release dated 8th August 2023 issued by Standard Lithium Ltd, (the "Disclosure") in which the findings of Technical Report 09/2023 are disclosed. The Disclosure fairly and accurately represent the information in the Sections of the Technical Report 09/2023 for which I am responsible.

Dated this 18th September 2023. Charles Darnel Campbell, P. E.

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